FILED PURSUANT TO RULE 424(B)(3) REGISTRATION NO. 333-122935-04

March 9, 2007 Prospectus Supplement to the Prospectus Supplement dated February 15, 2007 and the Prospectus dated July 14, 2006

In February of 2007, Reef Exploration, L.P. (“Reef”), an affiliate of Reef Global Energy IX, L.P. (the “Partnership”), entered into lease agreements to develop prospects located in Eddy County, New Mexico.  Collectively, the leases contain up to 20 prospects.  Each prospect well will target the Permian age Delaware Sands, which are the main producing sands in this portion of Eddy County, and locally known as Bell Canyon, Cherry Canyon and Brushy Canyon.  The Delaware Sands are present over a 3,000 foot interval from a depth of approximately 5,500 feet to 8,500 feet below the surface.  Historically, numerous sands have been productive of both oil and gas throughout this 3,000 foot interval and all are normally produced at the same time.  These productive sands are common throughout this portion of Eddy County, New Mexico and have been produced in over 850 wells in the immediate vicinity of the leases.  Because of the large number of producing wells in the area, infrastructure is now highly developed and should enable Reef to get production from the producing wells on line quickly.

Reef plans to commence drilling operations on the prospects in Eddy County, New Mexico to coincide with the closing of the Partnership offering.  Reef will assign up to 20 of the prospects to the Partnership depending on how much capital the Partnership has raised by the closing of the offering.  The Partnership will be assigned up to a 100% working interest (up to an approximate 74% net revenue interest) in each oil and gas well located on a prospect assigned to it.  Reef will utilize a multi-rig program to maximize tax deductions for the Partnership in 2007.  Production is expected to begin during the  third quarter of 2007 and peak in May 2008.  Cash distributions to the investors are anticipated to begin approximately 120 days after the program closes.  Our evalution of the  prospects is based in part on data provided to Reef from Netherland Sewell & Associates, a respected U.S. petroleum engineering consulting firm.  Reef Exploration, L.P. will serve as operator of the wells on the prospects.